

10030260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 South Capital of Texas Hwy, Suite 130

(No. and Street)

Austin, Texas 78704

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar A. Brown (512) 448-0647

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.

(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212	Austin	Texas	78701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edgar A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
CATHY D HOLLOWAY
My Commission Expires
February 1, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Veritrust Financial, L.L.C.

Table of Contents



Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. (the "Company") as of December 31, 2009 and 2008, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 19, 2010

Financial Statements

Veritrust Financial, L.L.C.

Statements of Financial Condition

December 31, 2009 and 2008

ASSETS

	2009	2008
ASSETS		
Cash and cash equivalents (including restricted amounts of $100,000 for 2009 and $25,000 for 2008)	$ 406,922	$ 416,605
Prepaid expenses	22,353	24,491
Receivable from clearing organizations	445,572	433,621
Fixed assets, net of accumulated depreciation	9,203	10,451
Intangibles, net of accumulated amortization	393,574	762,610
Other current assets	5,635	75
TOTAL ASSETS	$ 1,283,259	$ 1,647,853

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
LIABILITIES		
Accounts payable	$ 30,230	$ -
Accrued expenses	367,691	341,068
Total Liabilities	397,921	341,068
MEMBERS' EQUITY		
Members' contributed equity	250,000	5,316,500
Retained earnings (deficit)	635,338	(4,009,715)
Total Members' Equity	885,338	1,306,785
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,283,259	$ 1,647,853

Notes to financial statements form an integral part of these statements

Veritrust Financial, L.L.C.

Statements of Income (Loss)

Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commission income	$ 4,424,775	$ 5,833,554
Service income	63,920	25,640
Other income	1,560	9,271
Total Revenue	4,490,255	5,868,465
EXPENSES		
Commission expense	3,494,861	4,686,891
General and administrative	167,258	175,595
Salaries and related costs	638,526	699,600
Impairment loss	315,280	-
Licenses and permits	60,348	76,478
Consulting	4,525	3,074
Depreciation and amortization	57,882	11,750
Professional	19,971	21,010
Rent	96,815	92,113
Travel and entertainment	18,345	13,258
Total Expenses	4,873,811	5,779,769
Operating Income (Loss)	(383,556)	88,696
OTHER EXPENSE		
Litigation settlements and related legal costs	37,891	26,465
Total Other Expense	37,891	26,465
NET INCOME (LOSS)	$ (421,447)	$ 62,231

Notes to financial statements form an integral part of these statements

Veritrust Financial, L.L.C.

Statements of Changes in Members' Equity

Years Ended December 31, 2009 and 2008

	Members' Contributed Equity						
	Class A	Class B	Class C	VFS Interest	Total	Retained Earnings (Deficit)	Total
Balance at December 31, 2007	$ 300,000	$ 3,000,000	$ 2,316,500	$ -	$ 5,616,500	$ (4,071,946)	$ 1,544,554
Capital distributions	-	(300,000)	-	-	(300,000)	-	(300,000)
Net income	-	-	-	-	-	62,231	62,231
Balance at December 31, 2008	$ 300,000	$ 2,700,000	$ 2,316,500	$ -	$ 5,316,500	$ (4,009,715)	$ 1,306,785
Change in control	(300,000)	(2,700,000)	(2,316,500)	250,000	(5,066,500)	5,066,500	-
Net loss	-	-	-	-	-	(421,447)	(421,447)
Balance at December 31, 2009	$ -	$ -	$ -	$ 250,000	$ 250,000	$ 635,338	$ 885,338

Notes to financial statements form an integral part of these statements

Veritrust Financial, L.L.C.

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (421,447)	$ 62,231
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization expense	54,757	5,354
Depreciation expense	3,125	6,396
Impairment loss on intangible asset	315,280	-
Changes in operating assets and liabilities:		
Prepaid expenses	2,138	14,509
Receivables	(11,951)	177,028
Other assets	(5,560)	1,228
Accounts payable	30,230	(50,187)
Accrued expenses	26,623	(196,226)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(6,805)	20,333
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(2,878)	(274,077)
Proceeds of matured certificate of deposit	-	79,810
NET CASH USED BY INVESTING ACTIVITIES	(2,878)	(194,267)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	-	(300,000)
NET CASH USED BY FINANCING ACTIVITIES	-	(300,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,683)	(473,934)
CASH AND CASH EQUIVALENTS, beginning of year	416,605	890,539
CASH AND CASH EQUIVALENTS, end of year	$ 406,922	$ 416,605

Notes to financial statements form an integral part of these statements

Notes to Financial Statements

Veritrust Financial, L.L.C.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's activities are regulated by the FINRA and Securities Exchange Act of 1934.

Effective September 30, 2009, the Company became a wholly owned subsidiary of VFS Financial Services, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Codification of Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), which establishes the ASC as the single source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the codification. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company updated its historical GAAP references to comply with the codification effective at the beginning of its fiscal quarter ending October 31, 2009. The adoption of this guidance did not have a material effect on the Company's financial condition, results of operations, or cash flows, since the codification is not intended to change GAAP.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Accounting for Uncertainty in Income Taxes

The Financial Accounting Standards Board clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in the *Income Taxes – Overall* topic of the ASC. The new provisions for accounting for the uncertainty in income taxes prescribe a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. They also provide guidance on derecognition of tax benefits, classification on the statement of financial condition, interest and penalties, accounting in interim periods, disclosure, and transition.

The new provisions of the topic relating to accounting for the uncertainty in income taxes provided for a deferral of the effective date of implementation for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company elected this deferral and, accordingly, has adopted the new provisions of the topic relating to accounting for the uncertainty in income taxes as of January 1, 2009. The adoption of the new provisions for accounting for the uncertainty in income taxes did not have a material impact on its financial condition or results of operations.

Fair Value Measurements and Disclosures

The *Fair Value Measurements and Disclosures* topic of the ASC defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The *Fair Value Measurements and Disclosures* topic applies to all other ASC topics that require or permit fair value measurements and does not require any new fair value measurements. The provisions of the *Fair Value Measurements and Disclosures* topic for financial assets and liabilities were effective beginning January 1, 2008 and had no material impact on the Company's financial condition or results of operations. The provisions of the *Fair Value Measurements and Disclosures* topic for nonfinancial assets and nonfinancial liabilities were effective and adopted as of January 1, 2009 and had no material impact on the Company's financial condition or results of operations.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Subsequent Events

In May 2009, FASB issued an accounting standard to establish general standards of accounting for and disclosure of events that occur after the statement of financial condition date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the statement of financial condition date during which management of the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which the Company should recognize events or transactions occurring after the statement of financial condition date in its financial statements; and (iii) the disclosures that the Company should make about events or transactions that occurred after the statement of financial condition date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted this guidance as of July 31, 2009. The adoption of this guidance did not have a material effect on the Company's financial condition, results of operations, or cash flows.

Federal Income Taxes

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for federal income tax purposes. As such, the Company is not, in general, subject to federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their respective income tax return.

The Company is subject to the Texas Gross Margin Tax. The Company has a tax credit derived from prior year net losses of $4,009,711 and $4,071,946 as of December 31, 2009 and 2008, respectively, which is used to reduce the Texas Gross Margin Tax. The Company did not owe Texas Gross Margin Tax for the years ended December 31, 2009 and 2008.

Revenue Recognition

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

Fixed Asset and Intangibles

Depreciation for fixed assets is provided for financial purposes using the straight-line method over five to seven years.

1. Summary of Significant Accounting Policies (continued)

Fixed Asset and Intangibles (continued)

Amortization for intangibles with definite lives is computed on a straight-line method over five years. Intangibles with indefinite useful lives are not amortized but tested at least annually for impairment. The Company's intangibles which are amortized represent developed software. These intangibles are being amortized over five years. The Company's intangibles which are not amortized represent rights to sales representative.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, and the effects of obsolescence, demand, competition, and other economic factors. The Company recognized an impairment loss of $315,280 during the year ended December 31, 2009. The impairment loss is related to the unamortized intangible assets rights to sales representatives and the termination of the Company's payroll slots rights agreement with an unrelated third party. The Company did not recognize an impairment loss on any long-lived assets during the year ended December 31, 2008.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and equivalents include cash on hand, including restricted cash held with the Company's clearing broker.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. Effective October 3, 2008, accounts at the institution were insured by the FDIC up to $250,000. At December 31, 2009 and 2008, the Company had approximately $-0- and $164,813, respectively, in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

On October 14, 2008, the FDIC announced its temporary Transaction Account Guarantee Program, (the "Program"), providing depositors with unlimited coverage for noninterest-bearing transaction accounts if their bank is a participant in the Program. Noninterest-bearing transaction accounts include Demand Deposit Accounts and any transaction account that has unlimited withdrawals and that cannot earn interest. Also included are low-interest negotiable order of withdrawal ("NOW") accounts that cannot earn more than 0.5% interest, other interest-bearing checking accounts, Money Market Deposit saving accounts, saving accounts and Certificated of Deposit. The Company's bank participates in this Program.

1. Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Members' Equity

Effective September 30, 2009 VFS Financial Services, Inc. acquired all of the outstanding membership interests of the Company for $250,000. VFS Financial Services, Inc. financed the transaction with a note payable in the amount of $250,000 from the former owners. The Company is not a signor or a guarantor of the note payable.

VFS Financial Services, Inc. is wholly-owned by the President and CEO of the Company. The President, CEO and the management team of the Company did not change. The Company does not anticipate any significant operational changes. FINRA, in accordance with its regulatory guidelines, approved the change in ownership.

At December 31, 2008, the Company had three classes of membership interests. Class A Membership Interests were voting membership interests. Class B Membership Interests were non-voting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests were convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests were voting membership interests that could only be issued to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office, or employment with the Company. Class C Membership Interests were entitled to all the privileges and responsibilities granted to the Class A Membership Interests.

Ownership interests were as follows, at December 31, 2008:

Class	Ownership Percentage
A	81%
B	9%
C	10%

1. Summary of Significant Accounting Policies (continued)

Employees

The Company has an arrangement with Administaff Companies II, L.P., to provide personnel management services. This service is provided through a co-employment relationship between the Company and Administaff, under which all of the Company's employees are employed by both the Company and Administaff. In addition, the Company outsourced the human resources function to Administaff.

Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2009 through the issuance of this report on February 19, 2010. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

Reclassification

Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation.

2. Operating Leases

The Company leases office space and office equipment under several non-cancelable operating leases. Rental expense for office space for the years ended December 31, 2009 and 2008 amounted to $96,815 and $92,113, respectively. Rental expenses relating to leased office equipment amounted to $52,475 and $54,105, for the years ended December 31, 2009 and 2008, respectively.

Future minimum lease payments in excess of one year at December 31, 2009, are as follows:

2010	$	115,610
2011		18,540
2012		6,180
	$	140,330

3. Fixed Assets and Intangibles

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
		2009	
Fixed Assets:			
Equipment	$ 15,840	$ 8,086	$ 7,754
Furniture	3,879	2,688	1,191
Other	516	258	258
Total	$ 20,235	$ 11,032	$ 9,203
Intangibles:			
Software Development-Amortized	$ 3,786	$ 1,629	$ 2,157
Rights to Sales Representatives-Unamortized	391,417	-	391,417
Total	$ 395,203	$ 1,629	$ 393,574
		2008	
Fixed Assets:			
Equipment	$ 369,478	$ 361,202	$ 8,276
Furniture	10,197	8,452	1,745
Other	24,985	24,555	430
Total	$ 404,660	$ 394,209	$ 10,451
Intangibles:			
Software Development-Amortized	$ 326,234	$ 324,321	$ 1,913
Payroll Slots Rights - Amortized	270,000	4,500	265,500
Rights to Sales Representatives-Unamortized	495,197	-	495,197
Total	$ 1,091,431	$ 328,821	$ 762,610

Depreciation expense for the years ended December 31, 2009 and 2008 was $3,125 and $6,396, respectively.

3. Fixed Assets and Intangibles (continued)

Amortization expense for the years ended December 31, 2009 and 2008 was $54,757 and $5,354, respectively. Future estimated amortization expense for intangible assets are as follows:

2010	$	757
2011		757
2012		342
	$	1,856

During 2009, the Company decided to terminate a significant number of representatives whose production sales were tied into the Company's right to sale representatives' intangible asset value. The Company performed an analysis based on the expected future income stream of the remaining representatives to determine the value of representatives' rights. Based on this analysis, the Company determined the asset value was impaired and wrote the asset down by $103,780.

During 2009, the Company decided to terminate their payroll slots rights agreement with an unrelated third party (see Note 5). As a result of agreement being terminated, the Company determined the asset was impaired and would have no future benefit to the Company and thus should be valued at $-0-; therefore, the $211,500 of payroll slots rights were charged-off during 2009.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $386,873 and $446,397, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1 at December 31, 2009 and .76 to 1 at December 31, 2008.

5. Related Party Transactions

In June 2009 and 2008, the Company entered into an agreement with VFS Financial Services, Inc., formerly VFS Financial Services LLC, for its errors and omission insurance premium. VFS Financial Services, Inc. assumes all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. VFS Financial Services, Inc. owns 100% of the Company.

Under this arrangement, in 2009, the Company paid one down payment of $22,353 at the beginning of the policy term and ten monthly payments of $17,401 each, commencing on June 1, 2009 and continuing monthly there after. In 2008, the Company paid one down payment of $24,491 at the beginning of the policy term and ten monthly payments of $16,282 each, commencing on June 1, 2008 and continuing monthly there after. VFS Financial Services, Inc. has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2009, the Company owed the related party $-0-.

During 2009 and 2008, the Company also provided administrative services to VFS Financial Services,. Inc. The Company recorded $63,920 for service income for the year ended December 31, 2009 and $25,640 for service income for the year ended December 31, 2008.

The Company and VFS Financial Services, Inc. entered into an agreement for the Company to repurchase certain marketing rights and related payroll deduction authority for 403(b) plans with school districts across the United States. As a result of this transaction the Company recorded an intangible asset of $270,000, during 2008, with an estimated life of 5 years. The intangible asset will be considered non-allowable towards regulatory capital under FINRA guidelines.

Americo Life Insurance Company ("Americo"), an unrelated third party, also has certain marketing rights with the same school districts. Americo paid VFS Financial Services, Inc. $10,000 per month for those marketing rights and related processing of the payroll deduction for 403(b) contributions that VFS Financial Services, Inc. receives on their behalf. The Company and VFS Financial Services, Inc. entered in to an agreement to retain the responsibility for those marketing rights and related processing of the payroll deductions on behalf of Americo for a fee of $5,000 per month.

Effective October 26, 2009, the Company terminated the Americo agreements by mutual agreement from Americo and the intangible asset was valued at $-0- as of December 31, 2009.

6. Commitments and Contingencies

Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

Supplemental Information



Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 19, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 19, 2010

Veritrust Financial, L.L.C.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

TOTAL MEMBERS' EQUITY	$ 885,338
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(9,203)
Intangible, net of accumulated amortization	(393,574)
Prepaid expenses	(22,353)
Unsecured receivable and other assets	(73,335)
Total Net Capital	$ 386,873
AGGREGATE INDEBTEDNESS	
Accrued expenses and accounts payable	$ 397,921
Total Aggregate Indebtedness	$ 397,921
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$ 26,527
Minimum dollar net capital requirement of broker-dealer	$ 50,000
Net capital requirement (greater of two above)	$ 50,000
Net capital over the required minimum	$ 336,873
Ratio: Aggregate Indebtedness of Net Capital	1.03 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5.

See auditors' report on supplemental information

Veritrust Financial, L.L.C.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Pershing LLC, which carries all of the accounts of customers.

During the year ended December 31, 2009, in the opinion of management, the Company has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See auditors' report on supplemental information

Report on Internal Control Structure



Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal
Control Structure Required By SEC Rule 17a-5

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 19, 2010

Report on Transitional Assessment Reconciliation



Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditor's Report on Transitional Assessment Reconciliation Required by Securities and Exchange Commission Rule 17a-5

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Veritrust Financial, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Veritrust Financial, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Veritrust Financial, L.L.C.'s management is responsible for Veritrust Financial L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

AUSTIN · SAN ANTONIO
515 Congress Avenue, Suite 1212 · Austin, Texas 78701 · P 512.476.0717 · F 512.476.0462 · www.padgett-cpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
February 19, 2010

Computation of Transitional Assessment Reconciliation Required by Rule 17a-5 of the Securities and Exchange Commission

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053006 FINRA DEC
VERITRUST FINANCIAL LLC 15*15
3755 CAPITAL HIGHWAY SOUTH STE 130
AUSTIN TX 78704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jodie Tedrow 512-448-0647 x121

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 783.07

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (165.23)

7/22/09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 617.84

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 617.84

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 617.84

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Veritrust Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 4 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,550,493.70

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,154,920.68

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 35,993.33

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 46,350.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3,237,264.01

2d. SIPC Net Operating Revenues $ 313,229.69

2e. General Assessment @ .0025 $ 783.07

(to page 1 but not less than $150 minimum)

Veritrust Financial, L.L.C.

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and
Independent Auditors' Report

December 31, 2009 and 2008